UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release dated May 3, 2018	1

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

First Quarter 2018 Results

Grifols increases its net profit by 7% to
Euros 143 million and delivers significant
growth in organic sales

•            Grifols’ revenues grow by 7.4% cc(1) to Euros 1,023 million, driven by strong organic growth in all divisions and regions amid an unfavorable exchange rate environment

•            Bioscience Division sales grow by 5.8%(2) cc to Euros 808 million, evidence of the solid demand for main plasma proteins

•            Grifols continues its strategy of allocating resources to in-house initiatives and acquisitions as a means of ensuring access to its main raw material. The group leads the industry in plasma collection centers, with 190 centers in the U.S. and 35 in Europe(3), a 50% increase from the start of the expansion plan in 2015

•            Diagnostic Division revenues grow by 4.0%(2) cc to Euros 165 million. The Hospital Division grows by 18.1%(2) cc driven by stronger performance in the U.S. market

•            EBITDA reaches Euros 297 million, reflecting a 29.1% margin

•            Grifols’ sound operational and financial management contribute to a 7.0% increase in net profit to Euros 143 million

•            Net investments in R+D+i reach Euros 74 million, including resources assigned to both internal and external projects

Barcelona, May 3, 2018.- Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) reported Euros 1,023.0 million in revenues during the first quarter of 2018, representing a 7.4% increase at constant currency (cc) and a 3.6% decline taking into account foreign currency variations, especially the euro-dollar. Solid organic growth was recorded in all of the group’s divisions and regions.

The Bioscience Division generated Euros 807.5 million in revenues, representing a 5.8%(2) cc increase and a 5.4%(2) decline including exchange rate variations. By way of comparison, the division reported an outstanding growth of 11.9% cc in the same period in 2017.

(1)  Constant currency (cc) excludes exchange rates variations.

(2)  Comparable net revenues considering intersegment sales.

(3)  Acquisition of European centers subject to approval by the German Competition Authority.

The global demand for main plasma proteins is strong and continues its upward trend. The division’s performance was primarily fueled by increased sales volumes of the main proteins, which offset the decline in sales of Factor VIII, amid a tight plasma market.

Diagnostic Division revenues totaled Euros 164.9 million, representing a 4.0%(2) increase in organic growth and a 5.8%(2) decline taking into account foreign currency variations. The consolidation of the NAT technology business, coupled with solid sales for blood typing lines and antigens for immunoassays, were the main levers of growth.

The Hospital Division delivered revenues of Euros 27.3 million, with organic growth of 18.1%(2) and 14.3%(2) including the exchange rate impact. This growth was driven mainly by the Pharmatech line, bolstered by the acquisition of MedKeeper, and IV solutions in the U.S., including the physiological saline solutions manufactured in Grifols’ Murcia (Spain) plant.

The Bio Supplies Division doubles its revenues reporting Euros 26.2 million in sales during the first quarter of 2018, an increase of 105.8%(2) cc or 81.6%(2) considering the exchange rate impact.

EBITDA rose to Euros 297.4 million, which represents a 29.1% EBITDA margin. In the first quarter of 2018, the company made greater efforts to increase the volume of plasma both organically and through acquisitions to continue to meet rising market demand.

As part of these efforts, Grifols added 19 new plasma donation centers to its U.S. network (13 organically) in 2017, totaling 40 new centers since the beginning of 2015, when this new plasma centers plan began.

The company reinforced its expansion strategy during the first quarter of the year by acquiring the German firm Haema. With 35 centers and three more under construction, Haema has the largest plasma collection platform in Europe. The closing of the transaction is subject to approval by German antitrust authorities, expected in the upcoming weeks.

For Grifols, ensuring access to its main raw material is a top priority in order to continue providing adequate treatment to patients and maintain long-term sustainable growth. The company is the worldwide leader in plasma donation centers, with a total of 225 centers: 190 in the United States and 35(3) in Europe.

Net R+D+i investments increased to Euros 73.5 million, which reflects 7.2% of revenues.

Effective operational and financial management drove net profit to increase to 7.0% to Euros 143.4 million, 14.0% of revenue.

The effective tax rate was 20.2%, resulting primarily from the U.S. tax reform approved on December 22, 2017.

At the end of the first quarter of 2018, Grifols’ net financial debt stood at Euros 5,155.3 million and its net financial debt over EBITDA was 4.03x (3.96x as of December 31, 2017 and 4.45x at the close of the first quarter of 2017).

Grifols’ solid operating cash flow generation ensures the necessary solvency to pursue future expansion projects and reduce financial leverage.

As of March 31, 2018, Grifols had more than Euros 845 million in cash positions and Euros 372 million in undrawn lines of credit, raising its liquidity position to more than Euro 1,200 million.

Main financial data from the first quarter 2018:

In millions of euros except % and EPS	1Q 2018	1Q 2017	% Var
NET REVENUE (NR)	1,023.0	1,061.7	(3.6)%
GROSS MARGIN	47.8%	51.0%
EBITDA	297.4	306.0	(2.8)%
% NR	29.1%	28.8%
ADJUSTED EBITDA(1)	297.4	322.9	(7.9)%
% NR	29.1%	30.4%
EBIT	244.6	252.7	(3.2)%
% NR	23.9%	23.8%
REPORTED GROUP PROFIT	143.4	134.0	7.0%
% NR	14.0%	12.6%
ADJUSTED(2) GROUP PROFIT	160.8	164.2	(2.1)%
% NR	15.7%	15.5%
CAPEX	44.0	62.5	(29.6)%
R&D NET INVESTMENT	73.5	62.6	17.4%
EARNINGS PER SHARE (EPS)	0.21	0.20	7.0%

	March 2018		December 2017		% Var
TOTAL ASSETS	10,875.2		10,920.3		(0.4)%
TOTAL EQUITY	3,709.8		3,634.0		2.1%
CASH & CASH EQUIVALENTS	846.5		886.5		(4.5)%
LEVERAGE RATIO	4.03/(4.10 cc)	(3)	3.96/(4.34 cc)	(3)

(1) Excludes non-recurring items and associated with recent acquisitions

(2) Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(3) Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE

•                  Bioscience Division

The rising demand for plasma-derived proteins continues its upside trend. In the first quarter of the year, revenues reached Euros 807.5 million, representing organic growth of 5.8%(2).

The sales uptick of the main plasma proteins -immunoglobulin, alpha-1 antitrypsin and albumin- offset the decline in Factor VIII sales.

Revenues were negatively impacted by the euro-dollar exchange, which accounts for the 5.4%(2) decline compared to the same period in 2017.

Immunoglobulin revenues remained robust, especially in the United States and main European markets. The use of immunoglobulin for its main indications is growing, including treatments for neurological conditions like chronic inflammatory demyelinating polyneuropathy (CIDP), a segment that Grifols leads.

Alpha-1 antitrypsin sales continue to spur the division’s results, in addition to notable growth in the U.S. and several European countries as a result of a rising diagnosis rate.

The company continues its efforts to improve the diagnosis of alpha-1 antitrypsin deficiency through the development of diagnostic solutions and the implementation of specific patient programs. Among these initiatives, of note is the campaign in the U.S. encouraging patients with chronic obstructive pulmonary disease (COPD) to undergo testing for alpha-1 antitrypsin deficiency. Grifols developed the campaign following recommendations by the World Health Organization (WHO).

Albumin sales remain strong in China and the United States as key markets. At the same time, Grifols continues to expand its presence in diverse countries in the Middle East, Asia Pacific and Latin America.

For its part, Factor VIII sales fell significantly in the wake of its diminishing usage in treatments for patients who have developed inhibitors (immune tolerance induction or ITI).

The company continues to position plasma-derived Factor VIII as the best treatment option to eradicate inhibitors (it’s estimated that up to 35% of patients with hemophilia A can develop inhibitors(4)), while reinforcing its position to treat previously untreated patients (PUPs) with severe hemophilia A, mainly, in the U.S.

•                  Diagnostic Division

The Diagnostic Division reported revenues of Euros 164.9 million, which reflects a 4.0%(2) increase in organic growth and 5.8%(2) decline taking into account foreign currency variations. Sales of the transfusional medicine line continue as the main source of revenues.

Sales of the NAT technology systems (Procleix® NAT Solutions), used to screen blood and plasma donations, remained stable, as the division continues to build this line in new markets. The first quarter of 2018 also saw the launch of Procleix® Panther -one of the portfolio’s core products- in Mexico and sustained growth in the Middle East.

Sales of antigens manufactured at the Emeryville, California, plant and used to produce diagnostic immunoassays rose significantly.

Sales of the blood typing line, which includes analyzers (Wadiana® and Erytra®) and reagents (DG-Gel® cards), grew significantly across all regions. In the United States, a market with great potential for the division, the results reflects the solid sales strategy and investments in place. In Europe, growth is driven by sales of new analyzer Erytra Eflexis® that was officially launch in 2Q 2017 after obtaining CE mark at the end of 2016. The division continues to work to extend its market penetration to other regions (Middle East, Asia, and Latin America) after obtaining the required product registration for commercialization.

(4)  Source: Oldengurg J, et al. Haematologica 2015; 100(2):149-156.

The Erytra Eflexis® is a fully automated, medium-sized analyzer for performing pre-transfusion compatibility tests using DG-Gel® technology, and complements Grifols’ scalable blood typing solutions.

•                  Hospital Division

Hospital Division revenues increased to Euros 27.3 million in the first quarter, reflecting 18.1%(2) cc growth and 14.3%(2) taking into account foreign currency fluctuations.

International expansion and optimal sales positioning in North America are the division’s principal growth engines. In this regard, of note are the agreement with Henry Schein for the U.S. distribution of Grifols’ physiological saline solution (IV solutions line) produced in its Murcia (Spain) plant and the acquisition of MedKeeper (Pharmatech line).

Regulatory changes in the U.S. that impact hospital pharmacy operations and compounding-process controls represent a market opportunity for Grifols. The company is recognized for its integrated solutions to enhance the efficiency and control of hospital pharmacy services.

•                  Bio Supplies Division

This division mainly comprises sales of biological products for non-therapeutic uses, and manufacturing agreements with Kedrion. This agreement increased the division’s sales to Euros 26.2 million in the first quarter of 2018, compared to Euros 14.4 million reported in the same period in 2017.

Revenues by division:

In thousands of euros	1Q 2018	% of Net Revenues	1Q 2017**	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	807,541	78.9%	853,639	80.4%	(5.4)%	5.8%
DIAGNOSTIC	164,931	16.1%	175,133	16.5%	(5.8)%	4.0%
HOSPITAL	27,316	2.7%	23,902	2.3%	14.3%	18.1%
BIO SUPPLIES	26,157	2.6%	14,402	1.4%	81.6%	105.8%
OTHERS	4,444	0.4%	33	0.0%	13,366.7%	14,911.7%
INTERSEGMENTS	(7,377)	(0.7)%	(5,429)	(0.6)%	35.9%	52.6%
TOTAL	1,023,012	100.0%	1,061,680	100.0%	(3.6)%	7.4%

* Constant currency (cc) excludes the impact of exchange rate movements

** Comparable revenues considering intersegment sales

Revenues by region:

In thousands of euros	1Q 2018	% of Net Revenues	1Q 2017	% of Net Revenues	% Var	% Var cc*
US + CANADA	679,613	66.4%	728,570	68.7%	(6.7)%	6.6%
EU	179,104	17.5%	161,747	15.2%	10.7%	11.1%
ROW	164,295	16.1%	171,363	16.1%	(4.1)%	7.2%
TOTAL	1,023,012	100.0%	1,061,680	100.0%	(3.6)%	7.4%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: ACQUISITIONS, R+D+i AND CAPEX

•                  Acquisitions

The Hospital Division strengthened with the acquisition of a 51% stake in MedKeeper

Grifols acquired a 51% of capital share in Goetech LLC, whose trade name is MedKeeper, through a subscription of a capital increase, without issuing debt.

MedKeeper is a U.S. technology firm that develops mobile and web-based technology solutions to improve the efficiency and safety of hospital pharmacy operations. The transaction supports the Hospital Division’s growth strategy, which aspires to expand into global markets and broaden its portfolio of integrated hospital pharmacy solutions.

The agreement includes a call option to acquire the remaining 49% interest within a three-year timeframe. The total amount of the transaction was USD 98 million.

Industry leaders in plasma donation centers: acquisition agreement with Haema

Haema operates the largest independent network of donation centers in Germany, as well as the largest private transfusion service. Grifols negotiated an agreement to acquire 100% of its share capital for Euros 220 million, without issuing debt.

The acquisition agreement includes operations currently held by Haema; 35 donation centers in nine states, and three more under construction; a 24,000-square-meter building in Leipzig (Germany), home to the company’s headquarters; and a central laboratory in Berlin (Germany). Haema collected roughly 800 thousand liters of plasma from 1 million donations in 2017.

The Haema transaction reinforces Grifols’ strategic plan and enables it to reinforce its global leadership in plasma collection by expanding and diversifying its plasma donation network. The Haema donation centers will represent Grifols’ first outside the United States.

The closing of the transaction is subject to authorization by Germany’s antitrust authorities, expected in the upcoming weeks.

•                  Research, Development and Innovation (R+D+i)

From January to March 2018, Grifols’ net R+D+i investment rose to Euros 73.5 million, in comparison to Euros 62.6 million reported in the same period in 2017. The figure reflects 7.2% of revenues and a 17.4% increase, and includes resources allocated to support both internal and external research initiatives.

Grifols obtained two important regulatory approvals from the U.S. Food and Drug Administration (FDA): a new intramuscular immunoglobulin formulation (GamaSTAN®) to treat patients exposed to the hepatitis A virus and measles; and a new rabies immunoglobulin (HyperRAB®) to treat people suspected rabies exposure. These new formulations broaden the Grifols’ portfolio of specialty immunoglobulins.

Also of note is the completion of the phase IIb/III of the AMBAR (Alzheimer Management By Albumin Replacement) clinical trial for Alzheimer’s, and the start of the collection and analysis of data gathered from the 496 patients who participated in the trial. The study’s randomized and double-blind design make the evaluation process especially complex. As a result, the company expects to publish AMBAR’s final conclusions in the fourth quarter of 2018.

Grifols is dedicated to promoting innovation and external R+D+i activities through collaborations and equity stakes in frontline research companies. In line with this commitment, the company will contribute Euros 1.5 million to the IrsiCaixa AIDS Research Institute over the next five years. These resources will finance leading-edge research lines to advance the search for new therapies to treat HIV/AIDS and associated diseases. The agreement grants Grifols preference to exploit the results and patents stemming from the research projects that it finances.

•                  Capital investments (CAPEX)

During the first three months of the year, Grifols invested Euros 44.0 million to expand and improve its three division’s production plants. The company maintains its planned investments outlined in the 2016-2020 Capital Investment Plan, which includes increasing the production capacities of main plasma proteins.

The most noteworthy projects in the 2016-2020 investment plan are the expansion of the purification capacity of alpha-1 in the Barcelona (Spain) plant, currently in the final validation phases, and the start of construction on a new immunoglobulin purification and filling plant in the Clayton, North Carolina (U.S.) facilities. Grifols will invest USD 120 million to build the new plant, which will be the first in the world to manufacture immunoglobulins in flexible containers.

ABOUT THE FINANCIAL INFORMATION: The financial information in “1Q 2018 Performance Summary” corresponding to the first quarter of 2018 included in this document forms part of the financial information provided by the company.

All documents are available on Grifols’ corporate website at www.grifols.com

Investors’ contact:

Investor Relations Department

inversores@grifols.com - investors@grifols.com

Phone number: +34 93 571 02 21

Media contact:

Raquel Lumbreras               raquel_lumbreras@duomocomunicacion.com

Borja Gómez                       borja_gomez@duomocomunicacion.com

Duomo Comunicación - Grifols Press Office

Phone number: +34 91 311 92 89 - +34 91 311 92 90

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions -Bioscience, Diagnostic and Hospital- develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of 190 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain and has 18,300 employees in 30 countries.

In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS).

For more information, visit www.grifols.com

1Q 2018 Performance Summary

PROFIT AND LOSS ACCOUNT

In thousands of euros	1Q 2018	1Q 2017	% Var
NET REVENUE (NR)	1,023,012	1,061,680	(3.6)%
COST OF SALES	(534,178)	(519,783)	2.8%
GROSS MARGIN	488,834	541,897	(9.8)%
% NR	47.8%	51.0%
R&D	(53,966)	(59,171)	(8.8)%
SG&A	(190,318)	(230,014)	(17.3)%
OPERATING EXPENSES	(244,284)	(289,185)	(15.5)%
OPERATING RESULT (EBIT)	244,550	252,712	(3.2)%
% NR	23.9%	23.8%
FINANCIAL RESULT	(63,552)	(66,225)	(4.0)%
SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES	(2,062)	(3,288)	(37.3)%
PROFIT BEFORE TAX	178,936	183,199	(2.3)%
% NR	17.5%	17.3%
INCOME TAX EXPENSE	(36,066)	(49,464)	(27.1)%
% OF PRE-TAX INCOME	20.2%	27.0%
CONSOLIDATED PROFIT FOR THE YEAR	142,870	133,735	6.8%
RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(537)	(258)	108.1%
GROUP PROFIT FOR THE PERIOD	143,407	133,993	7.0%
% NR	14.0%	12.6%

GROUP PROFIT RECONCILIATION

In millions of euros	1Q 2018	1Q 2017	% Var
REPORTED GROUP PROFIT	143.4	134.0	7.0%
% NR	14.0%	12.6%
Amortization of deferred financial expenses	12.3	15.0	(18.2)%
Amortization of intangible assets acquired in business combinations	9.5	9.4	1.2%
Non-recurring items and associated with recent acquisitions	—	16.9
Tax impacts of amortization adjustments	(4.4)	(11.1)
ADJUSTED(1) GROUP NET PROFIT	160.8	164.2	(2.1)%
% NR	15.7%	15.5%

(1)  Excludes non-recurring items and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

CASH FLOW

In thousands of euros	1Q 2018	1Q 2017
REPORTED GROUP PROFIT	143,407	133,993
DEPRECIATION AND AMORTIZATION	52,883	53,314
NET PROVISIONS	(10,712)	(272)
OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL	9,699	(21,103)
CHANGES IN INVENTORIES	(83,867)	(59,885)
CHANGES IN TRADE RECEIVABLES	(12,179)	57,252
CHANGES IN TRADE PAYABLES	(6,526)	(17,915)
CHANGE IN OPERATING WORKING CAPITAL	(102,572)	(20,548)
NET CASH FLOW FROM OPERATING ACTIVITIES	92,705	145,384
BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES	(29,679)	(1,812,688)
CAP EX	(43,972)	(62,523)
R&D/OTHER INTANGIBLE ASSETS	(15,338)	(3,810)
OTHER CASH INFLOW / (OUTFLOW)	(8,470)	20,614
NET CASH FLOW FROM INVESTING ACTIVITIES	(97,459)	(1,858,407)
FREE CASH FLOW	(4,754)	(1,713, 023)
ISSUE / (REPAYMENT) OF DEBT	(13,643)	1,663,125
OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	963	(97,198)
NET CASH FLOW FROM FINANCING ACTIVITIES	(12,680)	1,565,927
TOTAL CASH FLOW	(17,434)	(147,096)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	886,521	895,009
EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS	(22,565)	(10,622)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	846,522	737,291

ASSETS

In thousands of euros	March 2018	December 2017
NON-CURRENT ASSETS	7,909,357	7,974,948
GOODWILL AND OTHER INTANGIBLE ASSETS	5,789,588	5,859,840
PROPERTY PLANT & EQUIPMENT	1,728,516	1,760,053
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	220,974	219,009
NON-CURRENT FINANCIAL ASSETS	109,197	69,889
OTHER NON-CURRENT ASSETS	61,082	66,157
CURRENT ASSETS	2,965,872	2,945,316
INVENTORIES	1,674,178	1,629,293
TRADE AND OTHER RECEIVABLES	404,251	386,410
OTHER CURRENT FINANCIAL ASSETS	10,513	10,738
OTHER CURRENT ASSETS	30,408	32,354
CASH AND CASH EQUIVALENTS	846,522	886,521
TOTAL ASSETS	10,875,229	10,920,264

EQUITY AND LIABILITIES

In thousands of euros	March 2018	December 2017
EQUITY	3,709,845	3,633,965
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,712,253	2,027,648
TREASURY STOCK	(55,441)	(62,422)
INTERIM DIVIDENDS	(122,986)	(122,986)
CURRENT YEAR EARNINGS	143,407	662,700
OTHER COMPREHENSIVE INCOME	(2,157)	93,807
NON-CONTROLLING INTERESTS	4,437	4,886
NON-CURRENT LIABILITIES	6,217,348	6,308,312
NON-CURRENT FINANCIAL LIABILITIES	5,827,434	5,901,815
OTHER NON-CURRENT LIABILITIES	389,914	406,497
CURRENT LIABILITIES	948,036	977,987
CURRENT FINANCIAL LIABILITIES	174,405	155,070
OTHER CURRENT LIABILITIES	773,631	822,917
TOTAL EQUITY AND LIABILITIES	10,875,229	10,920,264

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 3, 2018